EXHIBIT 4.3
DESCRIPTION OF CAPITAL STOCK
The following description is a summary of certain terms relating to the capital stock of Steelcase Inc. (“Steelcase”). It does not purport to be complete and is qualified in its entirety by reference to the applicable provisions of the Michigan Business Corporation Act, as amended (the “MBCA”), our Second Restated Articles of Incorporation, as amended (the “Articles”), and our Amended By-laws, as amended (the “By-laws”). As used in this exhibit, and except where the context otherwise requires, “we” and “our” refer to Steelcase.
General
Our authorized capital stock consists of 475,000,000 shares of Class A common stock, 475,000,000 shares of Class B common stock and 50,000,000 shares of preferred stock, of which 20,000 shares have been designated Class A preferred stock and 200,000 shares have been designated Class B preferred stock. The Class A common stock and the Class B common stock are collectively referred to in this exhibit from time to time as the “common stock.”
Class A Common Stock and Class B Common Stock
Voting
The holders of common stock are generally entitled to vote as a single class on all matters upon which shareholders have a right to vote, subject to the requirements of applicable law and the rights of any series of preferred stock to a separate class vote. Each share of Class A common stock entitles its holder to one vote, and each share of Class B common stock entitles its holder to 10 votes. Unless otherwise required by law, and so long as their rights would not be adversely affected, the holders of common stock are not entitled to vote on any amendment to the Articles that relates solely to the terms of one or more outstanding series of preferred stock.
Other than the election of directors, if an action is to be taken by vote of the shareholders, it will be authorized by a majority of the votes cast by the holders of shares entitled to vote on the action, unless a greater vote is required by the Articles or express provision of statute. Directors are elected by the affirmative vote of the majority of the votes cast and entitled to vote (and for this purpose, a majority of the votes cast means that the number of votes cast “for” a nominee exceeds the votes cast “against” or “withheld” with respect to the nominee), except that if the number of nominees exceeds the number of directors to be elected, directors are elected by a plurality of the votes cast and entitled to vote. Shares are not entitled to cumulative voting.
Dividends and Other Distributions
The holders of Class A common stock and Class B common stock are entitled to equal dividends when declared by the board of directors, except that all dividends payable in common stock will be paid in the form of Class A common stock to holders of Class A common stock and in the form of Class B common stock to holders of Class B common stock. Neither class of common stock may be split, divided or combined unless the other class is proportionally split, divided or combined.
In the event of a liquidation or winding up of Steelcase, the holders of Class A common stock and Class B common stock will be treated on an equal per share basis and will be entitled to receive all of the remaining assets of Steelcase following distribution of the preferential and/or other amounts to be distributed to the holders of preferred stock.
Issuance of Class B Common Stock, Options, Rights or Warrants
Subject to certain provisions regarding dividends and other distributions described above, Steelcase is not entitled to issue additional shares of Class B common stock, or issue options, rights or warrants to subscribe for additional shares of Class B common stock, except that Steelcase may make a pro rata offer to all holders of common stock of rights for the shareholders to purchase additional shares of the class of common stock held by them. The Class A common stock and the Class B common stock will be treated equally with respect to any offer by Steelcase to holders of common stock of options, rights or warrants to subscribe for any other capital stock of Steelcase.

Merger
In the event of a merger, the holders of Class A common stock and Class B common stock will be entitled to receive the same per share consideration, if any, except that if such consideration includes voting securities (or the right to acquire voting securities or securities exchangeable for or convertible into voting securities), Steelcase may (but is not required to) provide for the holders of Class B common stock to receive consideration entitling them to 10 times the number of votes per share as the consideration received by holders of the Class A common stock.
Conversion of Class B Common Stock
The Class B common stock is convertible into Class A common stock on a share-for-share basis (1) at the option of the holder thereof at any time, (2) upon transfer to a person or entity which is not a Permitted Transferee (as defined in the Articles), (3) with respect to shares of Class B common stock acquired after the February 1998 recapitalization, upon a Change of Control (as defined in the Articles) of a corporation, partnership, limited liability company, trust or charitable organization that is a record holder of such Class B common stock and (4) on the date which the number of shares of Class B common stock outstanding is less than 15% of all of the then outstanding shares of common stock (without regard to voting rights). In general, “Permitted Transferees” include natural persons who received shares of Class B common stock in connection with the recapitalization, their spouses, ancestors and descendants, their descendants’ spouses and certain charitable organizations and trusts (including charitable trusts) or other entities controlled by such persons. Natural persons are deemed to have received shares of Class B common stock in the recapitalization to the extent shares were received by record nominees for, and certain trusts or accounts for the benefit of or established by, such persons. In general, a “Change of Control” occurs when an entity ceases to be 100% owned by Permitted Transferees, or when Permitted Transferees cease to constitute a majority of the board of directors (or the comparable governing body) of such entity.
If shares of Class A common stock are converted into or exchanged for one or more other securities, cash or other property, then each holder of Class B common stock is entitled to receive, upon the conversion of such Class B common stock pursuant to the provisions described above, the amount of such securities, cash and other property that such holder would have received if the conversion of such Class B common stock had occurred immediately prior to the record date of the Class A conversion.
Preemptive Rights
The holders of shares of capital stock of Steelcase do not have any preemptive rights with respect to any outstanding or newly issued capital stock of Steelcase.
Transfer Agent and Registrar
The transfer agent and registrar for the common stock is EQ Shareowner Services.
Listing
Our Class A common stock is listed on the New York Stock Exchange under the symbol “SCS.”
Preferred Stock
The board of directors of Steelcase may authorize the issuance of up to 50,000,000 shares of preferred stock in one or more series and may determine, with respect to the series, the designations, preferences, rights, qualifications, limitations and restrictions of any such series. As noted above, of the 50,000,000 shares of authorized preferred stock, 20,000 shares have been designated Class A preferred stock and 200,000 shares have been designated Class B preferred stock. The Class A preferred stock and Class B preferred stock do not have any voting power, except as otherwise provided by applicable law.
Limitation of Liability
The Articles provide that, to the fullest extent permitted by the MBCA, or any other applicable laws, directors of Steelcase will not be personally liable to Steelcase or its shareholders for any acts or omissions in the performance of their duties. Such limitation of liability does not affect the availability of equitable remedies such as injunctive relief or rescission. These provisions will not limit the liability of directors under federal securities laws.

Certain Anti-Takeover Matters
Business Combination Act
Steelcase is subject to the provisions of Chapter 7A of the MBCA. In general, subject to certain exceptions, the MBCA prohibits a Michigan corporation from engaging in a “business combination” with an “interested shareholder” for a period of five years following the date that such shareholder became an interested shareholder, unless (1) prior to such date, the board of directors approved the business combination or (2) on or subsequent to such date, the business combination is approved by at least 90% of the votes of each class of the corporation’s stock entitled to vote and by at least two-thirds of such voting stock not held by the interested shareholder or such shareholder’s affiliates. The MBCA defines a “business combination” to include certain mergers, conversions, consolidations, dispositions of assets or shares and recapitalizations. An “interested shareholder” is defined by the MBCA to include a beneficial owner, directly or indirectly, of 10% or more of the voting power of the outstanding voting shares of the corporation.
Article and By-Law Provisions
The Articles and By-laws include a number of provisions that may have the effect of encouraging persons considering unsolicited tender offers or other unilateral takeover proposals to negotiate with the board of directors of Steelcase rather than pursue non-negotiated takeover attempts. These provisions include an advance notice requirement for director nominations and actions to be taken at annual meetings of shareholders, the inability of the shareholders to call a special meeting of the shareholders, the requirements for approval by 662/3% of the shareholder votes to amend the By-laws or certain provisions of the Articles, removal of a director only for cause and the availability of authorized but unissued blank check preferred stock.
Advance Notice Requirement
The By-laws set forth advance notice procedures with regard to shareholder proposals relating to the nomination of candidates for election as directors or new business to be presented at meetings of shareholders. These procedures provide that notice of such shareholder proposals must be timely given in writing to the secretary of Steelcase prior to the meeting at which the action is to be taken. Generally, to be timely, notice must be received at the principal executive offices of Steelcase not less than 70 days nor more than 90 days prior to the anniversary date of the immediately preceding annual meeting. The advance notice requirement does not give the board of directors any power to approve or disapprove shareholder director nominations or proposals but may have the effect of precluding the consideration of certain business at a meeting if the proper notice procedures are not followed.
Special Meetings of Shareholders
The By-laws do not grant the shareholders the right to call a special meeting of shareholders. Under the By-laws, special meetings of shareholders may be called only by Steelcase’s Chief Executive Officer or a majority of the board of directors.
Amendment of Articles and By-Laws
The Articles and By-laws require the affirmative vote of at least 662/3% of the voting power of all outstanding shares of capital stock entitled to vote to amend or repeal certain provisions of the Articles, including those described above, or any By-law. This requirement renders more difficult the dilution of the anti-takeover effects of the Articles and By-laws.
Removal of Directors Only for Cause
The Articles permit shareholders to remove directors only for cause and only by the affirmative vote of the holders of a majority of the voting power of the outstanding shares of capital stock of Steelcase entitled to vote. This provision may restrict the ability of a third party to remove incumbent directors and simultaneously gain control of the board of directors by filling the vacancies created by removal with its own nominees.

Blank Check Preferred Stock
Steelcase’s preferred stock could be deemed to have an anti-takeover effect in that, if a hostile takeover situation should arise, shares of preferred stock could be issued to purchasers sympathetic with our management or others in such a way as to render more difficult or to discourage a merger, tender offer, proxy contest, the assumption of control by a holder of a large block of our securities or the removal of incumbent management.
The effects of the issuance of the preferred stock on the holders of Steelcase common stock could include:

•	reduction of the amount otherwise available for payments of dividends on common stock if dividends are payable on the series of preferred stock;

•	restrictions on dividends on our common stock if dividends on the series of preferred stock are in arrears;

•	dilution of the voting power of our common stock if the series of preferred stock has voting rights, including a possible “veto” power if the series of preferred stock has class voting rights;

•	dilution of the equity interest of holders of our common stock if the series of preferred stock is convertible, and is converted, into our common stock; and

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restrictions on the rights of holders of our common stock to share in our assets upon liquidation until satisfaction of any liquidation preference granted to the holders of the series of preferred stock.